

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2025

Tarek Tabsh
Chief Executive Officer
Relativity Acquisition Corp.
3753 Howard Hughes Pkwy Suite 200
Las Vegas, NV 89169

>   **Re: Relativity Acquisition Corp.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed January 17, 2025**
>   **File No. 001-41283**

Dear Tarek Tabsh:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Risk Factors, page 12

1.   We note you have revised your disclosure on page 15 addressing that some investments or acquisitions that may affect national security are subject to review by the Committee on Foreign Investment in the United States ("CFIUS"). Please revise your disclosure to address whether your sponsor is, is controlled by, has any members who are, or has substantial ties with or substantial interests with, a non-U.S. person. Also briefly address the citizenship of your CEO and other members of the sponsor. Finally clarify in your risk factor disclosure how these facts could impact your ability to complete your initial business combination.

Proposal One - The Third Extension Amendment Proposal, page 20

2.   We note that you are seeking to extend your termination date to February 15, 2026, a date which is 48 months from your initial public offering. We also note that you are currently listed on Nasdaq and that Nasdaq Rule 5815 was amended effective October

7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please revise to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on February 15, 2025. Please disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. In addition, please also disclose the consequences of any such suspension or delisting, including that your stock may be determined to be a penny stock and the consequences of that designation, that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, any impact on the market for your securities including demand and overall liquidity for your securities, and any impact on securities holders due to your securities no longer being considered "covered securities."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-3772 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: William B. Barnett, Esq.